SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-04281

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                                February 11, 2009

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                            THE UNCOMMON VALUES TRUST
                             (AND SUBSEQUENT SERIES)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

I.   ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         For Shearson Lehman Brothers Future Value Treasury College Series 2005, 2006, 2007 and 2008:
           Advisors Asset Management, Inc.
           18925 Base Camp Road
           Monument, Colorado 80132
           Internal Revenue Service Employer Identification
           Number is:  20-0532180

         For the Uncommon Values Trust, 2005 Series, 2006 Series and 2007
         Series:
           First Trust Portfolios L.P.
           120 East Liberty Drive
           Wheaton, Illinois 60187
           Internal Revenue Service Employer Identification
           Number is:  36-3768815

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         For Shearson Lehman Brothers Future Value Treasury College Series 2005, 2006, 2007 and 2008:
           The Bank of New York Mellon
           2 Hanson Place, 12th Floor
           Brooklyn, New York 11217
           Internal Revenue Service Employer Identification
           Number is:  13-5160382

         For the Uncommon Values Trust, 2005 Series, 2006 Series and 2007
         Series:
           The Bank of New York Mellon
           101 Barclay Street
           New York, New York 10286
           Internal Revenue Service Employer Identification
           Number is:  13-5160382

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         For Shearson Lehman Brothers Future Value Treasury College Series 2005, 2006, 2007 and 2008:
           Advisors Asset Management, Inc.
           18925 Base Camp Road
           Monument, Colorado 80132
           Internal Revenue Service Employer Identification
           Number is:  20-0532180

           For the Uncommon Values Trust, 2005 Series, 2006 Series and 2007
           Series:
             First Trust Portfolios L.P.
             120 East Liberty Drive
             Wheaton, Illinois 60187
             Internal Revenue Service Employer Identification
             Number is:  36-3768815

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

    25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         Advisors Asset Management, Inc. is a Delaware corporation that was originally organized as a limited partnership under the laws of Texas on December 29, 2003, converted to a Delaware corporation as of January 1, 2008 and changed its name from Fixed Income Securities, Inc. to Advisors Asset Management, Inc. effective June 16, 2008.

   25A. State the form of organization of each depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         First Trust Portfolios L.P. is an Illinois limited partnership formed in 1991.

    27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

         Advisors Asset Management, Inc. is a broker-dealer and investment adviser specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. Advisors Asset Management, Inc. is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB).

   27A. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company


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         or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

         First Trust Portfolios L.P. specializes in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. First Trust Portfolios L.P. acts as Sponsor for successive series of the following investment companies: The First Trust Combined Series; FT Series (formerly known as The First Trust Special Situations Trust); The First Trust Insured Corporate Trust; The First Trust of Insured Municipal Bonds; The First Trust Tax-Exempt Series; The First Trust Unit Investment Trust Series; Fidelity Unit Investment Trust; EST Symphony Trust; Equity Series Trust; CMO Series; Insured Municipal Securities Trust Series; High Income Series; Municipal Securities Trust Series; Government Securities Equity Trust Series; National Municipal Trust; Taxable Fixed Income Trust; Hutton Telephone Trust; Equity Focus Trusts; Uncommon Values Unit Trust and The First Trust GNMA. First Trust Portfolios L.P. is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Officials and Affiliated Persons of Depositor

    28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              ADVISORS ASSET MANAGEMENT, INC.

              -----------------------------------------------------
                                  OWNERSHIP OF SECURITIES OF THE
              NAME                DEPOSITOR (% OF CLASS)
              -----------------------------------------------------
              Scott I. Colyer     475,960 Class B Units (15.851%);
                                  4,150,000 Class D Units (47.810%)
              -----------------------------------------------------
              Lisa A. Colyer      147,987 Class B Units (4.928%);
                                  1,080,000 Class D Units (11.127%)
              -----------------------------------------------------
              James R. Costas     118,163 Class B Units (3.935%);
                                  50,435 Class D Units (0.581%)
              -----------------------------------------------------
              Joe R. Cotton       146,300 Class B Units (4.872%);
                                  132,850 Class D Units (1.531%)
              -----------------------------------------------------


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

              -----------------------------------------------------
              Jim Dillahunty      950,000 Class D Units (10.945%)
              -----------------------------------------------------
              Michael Dudley      2,000 Class B Units (0.067%)
              -----------------------------------------------------
              Christopher T.      56,200 Class B Units (1.872%);
              Genovese            202,384 Class D Units (2.332%)
              -----------------------------------------------------
              Denis Marlin        1,026,007 Class A Units (100.000%)
              -----------------------------------------------------
              Randal J. Pegg      140,000 Class D Units (1.613%)
              -----------------------------------------------------
              R. Scott Roberg     2,500 Class B Units (0.083%);
                                  23,228 Class D Units (0.268%)
              -----------------------------------------------------
              Jack Simkin         117,909 Class B Units (3.927%);
                                  1,058,896 Class D Units (12.199%)
              -----------------------------------------------------
              Andrew Williams     412,702 Class D Units (4.755%)
              -----------------------------------------------------

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              Reference is made to Exhibit E

   28A.  (a)  Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              FIRST TRUST PORTFOLIOS L.P.

              -----------------------------------------------------
                                        OWNERSHIP OF SECURITIES OF
              NAME                      THE DEPOSITOR (% OF CLASS)
              -----------------------------------------------------
              The Charger Corporation                 1%
              (General Partner of First
              Trust Portfolios L.P.)
              -----------------------------------------------------
              Grace Partners of                      99%
              DuPage L.P. (Limited
              Partner of First
              Trust Portfolios L.P.)
               -----------------------------------------------------


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

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              Reference is made to Exhibit D

    29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         Reference is made to Item 28(a).

   29A. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         Reference is made to Item 28A(a).


                              FINANCIAL STATEMENTS

Financial Statements of the Depositor<FN1>*

     1.   Balance Sheet

     2.   Profit and Loss Statement










-------------------------
<FN1> * Reference is made to Form X-17A-5 filed by Fixed Income Securities, Inc.
        (File No. 8-51509) on February 29, 2008; and to Form X-17A-5 as filed by First Trust Portfolios L.P. (File No. 8-43843) on February 28, 2008.


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

                                    EXHIBITS

Exhibit A(6)(a)

     Advisors Asset Management, Inc.:

       Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of Advisors Asset Management, Inc. Reference is made to Exhibit A(6)(a) to the to the Registration Statement on Form N-8B-2 for Advisors Disciplined Trust (File No. 811-21056) as filed on June 16, 2008.

     First Trust Portfolios L.P.:

       Certificate of Limited Partnership of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(6)(b)

     Advisors Asset Management, Inc.:

       Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.

     First Trust Portfolios L.P.:

       Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of
       The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by reference.

Exhibit A(11)

     Advisors Asset Management, Inc.:

       Code of Ethics of Trust and Advisors Asset Management, Inc. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on
       March 16, 2006.

     First Trust Portfolios L.P.:

       Code of Ethics of First Trust Portfolios L.P. Reference is made to Amendment No. 1 to Form S-6 of FT 415 (File No. 333-31176) and the same is hereby incorporated herein by reference.


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

Exhibit D

     Directors and Officers of the First Trust Portfolios L.P. Reference is made to Exhibit D of Amendment No. 5 to Form N-8B-2 (File No. 811-02629) filed on behalf of the Corporate Securities Trust, Intermediate-Term Debt Series and Taxable Fixed Income Trust as filed on February 6, 2009.

Exhibit E

     Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.



















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

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., depositor of the registrant for Shearson Lehman Brothers Future Value Treasury College Series 2005, 2006, 2007 and 2008, has caused this Amendment No. 5 to the registration statement to be duly signed on behalf of the registrant in the City of Wichita and State of Kansas on the 11th day of February, 2009.


                                By:   ADVISORS ASSET MANAGEMENT, INC.


                                By:         /s/ ALEX R. MEITZNER
                                   --------------------------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

     Pursuant to the requirements of the Investment Company Act of 1940, First Trust Portfolios L.P., depositor of the registrant for the Uncommon Values Trust, 2005 Series, 2006 Series and 2007 Series, has caused this Amendment No. 5 to the registration statement to be duly signed on behalf of the registrant in the City of Wheaton and State of Illinois on the 11th day of February, 2009.


                                By:   FIRST TRUST PORTFOLIOS L.P.


                                By:         /s/ JASON T. HENRY
                                   --------------------------------------------
                                           Jason T. Henry
                                        Senior Vice President

















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